SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                                       OR

               TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 001-00052

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
                            (Full title of the plan)

                               SUNBEAM CORPORATION
                           2381 Executive Center Drive
                              Boca Raton, FL 33431
                          (Name and address of issuer)

                                  ANNUAL REPORT

                        Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934

       The following Financial Statements, Financial Statement Schedules and Exhibits are provided herewith as the Annual Report filed pursuant to Section 15
(d) of the Securities Exchange Act of 1934 by the Sunbeam Corporation 401(k) Savings and Profit Sharing Plan:

FINANCIAL STATEMENTS AND SCHEDULES                                       PAGE

         Independent Auditors' Reports..................................   F-1

         Statements of Net Assets Available for Benefits
         as of December 31, 1998 and 1997...............................   F-3

         Statements of Changes in Net Assets Available for
         Benefits for the years ended December 31, 1998, 1997 and 1996..   F-4

         Notes to Financial Statements..................................   F-5

         Schedule II - Allocation of Net Assets Available for
           Benefits to Investment Programs as
              of December 31, 1998 and 1997.............................   F-12

         Schedule III - Allocation of Changes in Net Assets
           Available for Benefits to Investment Programs
              for the Years ended December 31, 1998, 1997 and 1996......   F-13


SIGNATURES

EXHIBITS

         Consent of Deloitte & Touche LLP

         Consent of Arthur Andersen LLP

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of the
Sunbeam Corporation 401(k) Savings
and Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the Sunbeam Corporation 401(k) Savings and Profit Sharing Plan (the "Plan") as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. Our audit also included the financial statement schedules as of and for the year ended December 31, 1998, listed in the Index. These financial statements and financial statement schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedules as of and for the year ended December 31, 1998, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.



DELOITTE & TOUCHE LLP
Certified Public Accountants

Fort Lauderdale, Florida
July 9, 1999

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Sunbeam Corporation 401(k) Savings
and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Sunbeam Corporation 401(k) Savings and Profit Sharing Plan (the "Plan", formerly the Sunbeam-Oster Company, Inc. 401(k) Savings and Profit Sharing Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP

Fort Lauderdale, Florida
June 5, 1998

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                               December 31,
                                                                                          1998              1997
                                                                                     -------------     -------------

ASSETS:
Investments, at fair value:
Common collective trust funds (cost $39,638,428 and $32,368,132
     in 1998 and 1997, respectively).............................................    $  44,108,999     $  37,029,881
Registered investment companies (cost $15,308,652 and $26,408,918
     in 1998 and 1997, respectively).............................................       18,107,814        28,809,504
Sunbeam Corporation common shares (cost $2,166,197 and $838,389
     in 1998 and 1997, respectively).............................................          728,433           969,126
Sunbeam Corporation stock pool (cost $967,670 and $2,257,413
     in 1998 and 1997, respectively).............................................          955,097         2,494,681
Participant loans receivable (cost $3,212,029 and $3,342,139
     in 1998 and 1997, respectively).............................................        3,212,029         3,342,139
                                                                                     -------------     -------------
    Total investments............................................................       67,112,372        72,645,331

Employer contributions receivable................................................                -           703,979
Employee contributions receivable................................................          174,812           207,813
                                                                                     -------------     -------------

           Net assets available for benefits.....................................    $  67,287,184     $  73,557,123
                                                                                     =============     =============

                 The accompanying notes to financial statements
                     are an integral part of this statement.

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                              Year Ended December 31,
                                                                          1998               1997         1996
                                                                  ---------------    -------------   --------------
ADDITIONS:
Contributions:
    Employer...............................................       $       699,591    $   1,370,341   $    1,707,550
    Employee...............................................             2,056,721        2,812,072        4,218,168
    Rollovers..............................................               315,128          286,753          371,905
                                                                  ---------------    -------------   --------------
         Total.............................................             3,071,440        4,469,166        6,297,623
                                                                  ---------------    -------------   --------------

Investment Income:
    Interest and dividends.................................             1,556,766        3,364,050        2,290,641
    Net realized gain (loss) on investments................              (46,041)        3,111,418        1,544,176
    Net appreciation in fair value of investments..........             2,527,608        3,219,510        5,445,880
                                                                  ---------------    -------------   --------------
         Total.............................................             4,038,333        9,694,978        9,280,697
                                                                  ---------------    -------------   --------------

         Total additions...................................             7,109,773       14,164,144       15,578,320
                                                                  ---------------    -------------   --------------

DEDUCTIONS:

    Benefits paid to participants..........................          (12,209,596)      (35,031,265)    (12,674,427)
    Administrative.........................................              (58,063)         (124,238)        (29,371)
    Transfers to unrelated company benefit plan............           (1,112,053)         (355,772)               -
                                                                  ---------------    --------------  --------------
         Total deductions..................................          (13,379,712)      (35,511,275)    (12,703,798)
                                                                  ---------------    --------------  --------------

    Net (decrease) increase in net assets
       available for benefits..............................           (6,269,939)      (21,347,131)       2,874,522

NET ASSETS AVAILABLE FOR BENEFITS,
    beginning of year......................................            73,557,123       94,904,254       92,029,732
                                                                  ---------------    -------------   --------------

NET ASSETS AVAILABLE FOR BENEFITS,
    end of year............................................       $    67,287,184    $  73,557,123   $   94,904,254
                                                                  ===============    =============   ==============


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.       PLAN DESCRIPTION

The following description of the Sunbeam Corporation 401(k) Savings and Profit Sharing Plan (the "Plan", formerly the Sunbeam-Oster Company, Inc. 401(k) Savings and Profit Sharing Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

BACKGROUND

The Plan was established effective January 1, 1991, and is sponsored by Sunbeam Americas Holdings, Limited ("SAHL") and administered by Sunbeam Corporation ("Sunbeam" or the "Company"). The Plan, as amended, is a defined contribution plan commonly known as an Internal Revenue Code ("IRC") section 401(k) profit sharing plan and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

PARTICIPATION IN THE PLAN

Employees are eligible to participate in the Plan after (a) completing 1,000 or more hours of employment during the twelve-month period following employment and
(b) attaining the age 21. After the first anniversary of an employee's hire date, hours for eligibility purposes are counted based on the calendar year. Employees may enter the Plan on the first day of any calendar month after eligibility requirements have been met.

Plan entry for rehired employees who were formerly eligible employees of the Plan occurs immediately upon reemployment. Employees who have been rehired and were not formerly participants in the Plan are treated as new employees for purposes of determining eligibility. The Plan is open to all U.S. employees of Sunbeam except employees who are covered under a collective bargaining agreement (unless coverage is specifically negotiated) and hourly employees earnings benefits under a defined benefit pension plan sponsored by SAHL.

CONTRIBUTIONS TO THE PLAN

There are four active sources of contributions to the Plan. These sources include (1) employee basic before-tax contributions, (2) employee supplemental before-tax contributions, (3) employer matching contributions and (4) employer profit sharing contributions.

EMPLOYEE BASIC AND SUPPLEMENTAL BEFORE-TAX CONTRIBUTIONS

Employees who are participants in the Plan may elect to contribute 1% to 4% (basic) and up to an additional 6% (supplemental) of their eligible compensation, as defined in the Plan, through payroll deductions. Qualified employees could contribute up to $10,000 in 1998 and $9,500 in 1997 and 1996 subject to certain Plan and IRC limitations. Amounts contributed by participants are fully vested at all times.

EMPLOYER MATCHING AND DISCRETIONARY PROFIT SHARING CONTRIBUTIONS

Employer matching contributions are amounts funded by the Company and are based on employees' contributions. The Company's policy is to make matching contributions equal to 100% of the first 2% of participants' basic before-tax contributions and 50% of the next 2% (or up to 3% of participants' eligible compensation, as defined in the Plan) for the applicable Plan year.

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS-(CONTINUED)

1.       PLAN DESCRIPTION - (CONTINUED)

EMPLOYER MATCHING AND DISCRETIONARY PROFIT SHARING CONTRIBUTIONS - CONTINUED

Each Plan year, the Company may make discretionary profit sharing contributions to the Plan. The contributions, if any, would be based on the performance of Sunbeam and of each business unit or division. Additionally, on November 12, 1996, the Plan was amended to provide that employer matching contributions made on or after January 1, 1997, and employer discretionary profit sharing contributions made on or after January 1, 1996, can be made in cash or in shares of the Company's common stock, at the option of the Company. Employer contributions made in common stock will be non-participant directed. In 1996, employer matching contributions were made in cash, and there were no employer discretionary profit sharing contributions made. In 1997, employer matching contributions and employer discretionary profit sharing contributions were made in stock. In 1998, employer matching contributions were made in stock ($453,715) and cash ($245,876). The Company did not make a discretionary profit sharing contribution in 1998.

Forfeited nonvested accounts totaled $705,887 and $197,585 at December 31, 1998 and 1997, respectively. These accounts will be and have been used to reduce future employer contributions. As of December 31, 1998, $222,614 of the forfeited nonvested accounts was set aside for the Company's fourth quarter 1998 matching contribution. Employer contributions were reduced by $222,614, $544,229 and $367,679 in 1998, 1997 and 1996, respectively, from forfeited nonvested accounts.

The matching and profit sharing contributions are 100% vested if a participant actively employed by the Company reaches his retirement date, dies or becomes disabled. Otherwise, the matching and discretionary profit sharing contributions are subject to the following vested schedule:

         YEARS OF SERVICE                            VESTED PERCENTAGE

         Less than 3 years                                    0%
         3 but less than 4 years                             25
         4 but less than 5 years                             50
         5 or more years                                    100

In November 1996, the Company announced a restructuring plan. The restructuring plan resulted is a significant reduction of the number of participants in the Plan, primarily in 1997. The Company has assessed that this was deemed to be a partial termination under IRC Regulations. Under a partial termination of the Plan, participants terminated as part of the restructuring vested 100% in their portion of employer contributions. The terminated employees became 100% vested with respect to the employer matching contributions. In 1997, the Company's information system ("IS") employees were spun-off to another unrelated company. Accordingly, the IS employees' funds under the Plan were transferred to the unrelated company's plan. Effective December 31, 1997, the Company outsourced certain maintenance operations employees to an unrelated company. The Plan was amended to allow for the employees' funds under the Plan to be transferred to the other company's benefit plan during 1998. See the caption "Transfers to unrelated company benefit plan" in the Statements of Changes in Net Assets Available for Benefits.

Employer matching contributions are funded and credited to participants' accounts quarterly. Employer discretionary profit sharing contributions are funded and credited to participants' accounts by May of the calendar year following the year in which basic and supplemental contributions are made. No matching or profit sharing contributions will be credited to employees who terminated employment (other than through retirement, disability or death) prior to December 31 (the last day of the Plan year).

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

1.       PLAN DESCRIPTION - (CONTINUED)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2.       SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan have been prepared using the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

CONTRIBUTIONS

Employer contributions are recorded in the financial statements when accrued by the Company. Employee contributions are accrued at the time of employee withholdings. Contributions are credited to participants' accounts based on their investment elections effective as of the date the contributions are actually paid.

INCOME RECOGNITION

Investment income consists of interest and dividends. Interest on investments is recognized in the period earned, while dividends are recorded as of the ex-dividend date.

Gains and losses on sales of investments are recognized when realized, while unrealized gains and losses on investments are recognized daily based on fluctuations in market value. Purchases and sales of investments are recorded on a trade-date basis.

The income or loss of each fund, including the change in market value of investments, is allocated to participants' accounts based on their proportionate interest in the total assets of the Plan.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid by the Plan.

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

3.       INVESTMENTS

In accordance with a trust agreement between Sunbeam and American Express Trust Company ("AMEX" or the "Trustee"), AMEX holds the Plan's investment funds. Each participant's basic and supplemental contributions, employer matching and profit sharing contributions, and any income attributable to each is invested by the Trustee in accordance with the election made by the participant among those investment funds selected and authorized by Sunbeam.

A participant may select from active investment funds in any increments of 1% to total 100%. Contributions for participants who do not make an election are automatically invested in the American Express Trust Income Fund II. As of December 31, 1998, the following options were available to participants.

         AMERICAN EXPRESS TRUST INCOME FUND II - A collective fund which invests in guaranteed investment contracts, bank investment contracts, stable value contracts and short-term investments. As of December 31, 1998, 1,920 plan participants elected to invest in this fund.

         AMERICAN EXPRESS TRUST SHORT-TERM HORIZON (25:75) FUND - A collective fund seeking a conservative risk profile investing in other AMEX managed investment funds. As of December 31, 1998, 2 Plan participants elected to invest in this fund.

         AMERICAN EXPRESS TRUST MEDIUM-TERM HORIZON (50:50) FUND - A collective fund seeking to create a diversified portfolio with a conservative risk profile for individuals with medium-term time horizons by investing proportionately in other AMEX managed investment funds. As of December 31, 1998, 856 plan participants elected to invest in this fund.

         AMERICAN EXPRESS TRUST LONG-TERM HORIZON (80:20) FUND - A collective fund seeking to create a diversified portfolio with a moderate risk profile appropriate for individuals with long-term horizons by investing proportionately in other AMEX managed investment funds. As of December 31, 1998, 3 plan participants elected to invest in this fund.

         AMERICAN EXPRESS TRUST EQUITY INDEX FUND II - A collective fund that seeks to achieve a rate of return similar to the Standard & Poor's 500 stock index by investing primarily in common stock with sector/industry weighting similar to the S&P 500. As of December 31, 1998, 97 plan participants elected to invest in this fund.

         IDS BOND FUND - A diversified mutual fund seeking current income through investments in bonds and other debt securities issued by U.S. and foreign corporations and governments. As of December 31, 1998, 21 plan participants elected to invest in this fund.

         IDS NEW DIMENSIONS FUND - An equity growth mutual fund invested in a portfolio of common stocks with an investment objective of long-term capital growth. As of December 31, 1998, 1,014 plan participants elected to invest in this fund.

         FRANKLIN SMALL CAP GROWTH FUND - A mutual fund seeking long-term capital growth by investing primarily in common stock equity securities of small capitalization growth companies. As of December 31, 1998, 62 plan participants elected to invest in this fund.

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

3.    INVESTMENTS - (CONTINUED)

         JANUS WORLDWIDE FUND - A mutual fund seeking long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stock of companies of any size throughout the world. As of December 31, 1998, 107 plan participants elected to invest in this fund.

         SUNBEAM CORPORATION STOCK POOL - A pooled fund which invests in units of Sunbeam common stock. As of December 31, 1998, 425 plan participants elected to invest in this fund.

         SUNBEAM CORPORATION COMMON STOCK - A non-participant directed fund which consists of employer match and/or discretionary Sunbeam common stock. As of December 31, 1998, 2,088 plan participants held investments in this fund.

The fair values of AMEX Common Collective Trust Funds are obtained from their respective audited financial statements. All other investments, excluding the Participant Loan Fund, are stated at fair value based on quotations obtained from active markets (such as national securities exchanges or certain dealers making a market in over-the-counter securities) as of the last business day of the year. Participant Loan Fund investments are carried at cost, which approximates fair market value.

The Plan held the following investments with AMEX:

                                                     DECEMBER 31, 1998                              DECEMBER 31, 1997
                                         -------------------------------------------   --------------------------------------------
                                            NUMBER                                        NUMBER
                                          OF SHARES,                                    OF SHARES,
                                             UNITS                                         UNITS
                                         OR PAR VALUE        COST         MARKET       OR PAR VALUE         COST         MARKET
                                         --------------  -------------  ------------   --------------   -------------  ------------
Common Collective Trust Funds:
  American Express Trust Income Fund II..    1,800,171    $29,251,333    $33,198,755*     2,127,030      $32,368,132    $37,029,881*
  American Express Trust Short-Term
     Horizon Fund........................          805         12,393         12,600              -                -              -
American Express Trust Medium-Term
     Horizon Fund........................      534,793      9,496,850      9,925,217*             -                -              -
American Express Trust Long-Term
     Horizon Fund........................          822         16,282         17,408              -                -              -
American Express Trust Equity Index II...       28,760        861,570        955,019              -                -              -
                                                         -------------  ------------                    -------------  ------------
                                                           39,638,428     44,108,999                      32,368,132     37,029,881
                                                         -------------  ------------                    -------------  ------------

Registered Investment Companies:
  IDS Mutual Fund........................            -              -              -        871,206       11,544,847     12,089,235*
  IDS New Dimensions Fund................      589,399     14,290,229     17,001,203*       650,746       13,466,574     15,365,142*
  IDS Bond Fund..........................        4,847         24,813         24,763              -                -              -
  Templeton Foreign Fund.................            -              -              -        136,185        1,397,497      1,355,127

  Franklin Small Cap Growth Fund.........       13,707        309,347        309,374              -                -              -
  Janus Worldwide Fund...................       16,311        684,263        772,474              -                -              -
                                                         -------------  ------------                    -------------  ------------
                                                           15,308,652     18,107,814                      26,408,918    28,809,504
                                                         -------------  ------------                    -------------  ------------

Sunbeam Corporation:
  Sunbeam Corporation Common Stock.......      104,062      2,166,197        728,433         23,007          838,389       969,126
  Sunbeam Corporation Stock Pool.........      344,676        967,670        955,097        163,070        2,257,413     2,494,681
                                                         -------------  ------------                    -------------  ------------
                                                            3,133,867      1,683,530                       3,095,802     3,463,807
                                                         -------------  ------------                    -------------  ------------

Participant Loan Fund....................    3,212,029      3,212,029     3,212,029       3,342,139        3,342,139     3,342,139
                                                         -------------  ------------                    -------------  ------------

                                                          $61,292,976   $67,112,372                      $65,214,991   $72,645,331
                                                         =============  ============                    =============  ============

* Investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 1998 and 1997.

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

4.       LOANS AND WITHDRAWALS

LOANS

Effective January 1, 1995, participants are permitted to borrow up to 50% of the vested interest in their Plan accounts up to $50,000. Prior to 1995, the Plan did not allow for the granting of loans.

WITHDRAWALS

Participants may make withdrawals from the Plan in accordance with Plan provisions and the IRC. Withdrawals of employee before-tax contributions are permitted in cases of financial hardship, as defined in the Plan, and are subject to Federal tax withholding requirements and penalties. Withdrawals are taken pro rata from the investment funds.

5.       DISTRIBUTIONS

A final distribution may be paid to a participant in the Plan, or to the participant's beneficiaries, in the event of retirement, death, total and permanent disability, or other termination of employment, in accordance with the terms of the Plan. Participants who terminate employment and have account balances of less than $3,500 receive final distributions of the vested value of their accounts as soon thereafter as practicable. Distributions prior to retirement, death or disability are subject to Federal income tax withholding requirements and penalties.

Distributions for participants who terminate, retire, die or become disabled are paid in a lump sum, unless the participant specifically requests installment payments. Sunbeam and the participant are responsible for ensuring that the minimum required distribution rules of the IRC are met by participants over age 70-1/2.

6.       RECONCILIATION TO FORM 5500

The Plan's Form 5500 for the year ended December 31, 1998 includes contributions receivable of $911,792 from the previous year in order to convert the Plan's Form 5500 from a modified cash basis used in previous years to the accrual basis of accounting used in the current year.

7.       QUALIFICATION OF THE PLAN

The Plan has received a favorable determination letter from the Internal Revenue Service dated September 21, 1995 stating that the Plan is designed in accordance with the applicable provisions of the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in these financial statements and participants are not subject to Federal income taxes on employer or employee before-tax contributions or plan earnings until withdrawn under the terms of the Plan.

8.       SUBSEQUENT EVENT

In 1998, the Company acquired an indirect controlling interest in The Coleman Company, Inc. and all the outstanding common stock of Signature Brands USA, Inc. and First Alert, Inc. (the "Acquired Companies"). Effective January 1, 1999, the Plan was amended to allow for the merger of the defined contribution plans of the Acquired Companies into the Sunbeam Plan. Upon completion of the merger, the plans of the Acquired Companies ceased to exist.

8.       SUBSEQUENT EVENT

Effective January 1, 1999, the Plan was also amended for the following:

         PARTICIPATION IN THE PLAN: Employees will be eligible to participate in the Plan upon attainment of age 18 and upon completion of six months of service, provided the employee has completed 500 hours of service during this time period.

         VESTING: Employer matching and discretionary profit sharing contributions will vest at 20% per year based upon years of service.

                               SUNBEAM CORPORATION
                     401 (k) SAVINGS AND PROFIT SHARING PLAN
                SCHEDULE II - ALLOCATION OF NET ASSETS AVAILABLE
                      FOR BENEFITS TO INVESTMENT PROGRAMS

                                                                                 Participant Directed
                                              ---------------------------------------------------------------------------
December 31, 1998                                AMEX           AMEX             AMEX           AMEX            AMEX
                                                Income        Short-Term      Medium-Term     Long-Term        Equity
                                                Fund II      Horizon Fund     Horizon Fund   Horizon Fund      Index II
                                              -----------     -----------     -----------     -----------     -----------
ASSETS:
  Beneficial interest in investment funds     $33,198,755     $    12,600     $ 9,925,217     $    17,408     $   955,019
  Employee receivable                              67,841             863          23,976              87           6,517
                                              -----------     -----------     -----------     -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS             $33,266,596     $    13,463     $ 9,949,193     $    17,495     $   961,536
                                              ===========     ===========     ===========     ===========     ===========

                                                                             Participant Directed
                                              ---------------------------------------------------------------------------
December 31, 1998                               IDS New          IDS           Franklin          Janus          Sunbeam
                                               Dimensions        Bond          Small Cap       Worldwide      Corporation
                                                  Fund           Fund         Growth Fund        Fund          Stock Pool
                                              -----------     -----------     -----------     -----------     -----------
ASSETS:
  Beneficial interest in investment funds     $17,001,203     $    24,763     $   309,374     $   772,474     $   955,097
  Employee receivable                              52,039             867           2,397           7,328          12,897
                                              -----------     -----------     -----------     -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS             $17,053,242     $    25,630     $   311,771     $   779,802     $   967,994
                                              ===========     ===========     ===========     ===========     ===========

                                              Participant    Non-Participant
                                               Directed         Directed
                                              -----------     -----------
December 31, 1998                             Participant      Sunbeam
                                                 Loan         Corporation
                                                 Fund         Common Stock       Total
                                              -----------     -----------     -----------
ASSETS:
  Beneficial interest in investment funds     $ 3,212,029     $   728,433     $67,112,372
  Employee receivable                                --              --           174,812
                                              -----------     -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS             $ 3,212,029     $   728,433     $67,287,184
                                              ===========     ===========     ===========

                                                                                  Participant Directed
                                              ---------------------------------------------------------------------------
December 31, 1997                                                                 IDS
                                                 AMEX             IDS             New         Templeton        Sunbeam
                                                Income          Mutual         Dimensions      Foreign       Corporation
                                                Fund II          Fund            Fund            Fund         Stock Pool
                                              -----------     -----------     -----------     -----------     -----------
ASSETS:
  Beneficial interest in investment funds     $37,029,881     $12,089,235     $15,365,142     $ 1,355,127     $ 2,494,681
  Employer receivable                                --              --              --              --              --
  Employee receivable                              90,150          35,073          57,670           8,992          15,928
                                              -----------     -----------     -----------     -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS             $37,120,031     $12,124,308     $15,422,812     $ 1,364,119     $ 2,510,609
                                              ===========     ===========     ===========     ===========     ===========

                                              Participant   Non-Participant
                                               Directed        Directed
                                              -----------     -----------
December 31, 1997                                              Sunbeam
                                              Participant     Corporation
                                                 Loan           Common
                                                 Fund           Stock             Total
                                              -----------     -----------     -----------
ASSETS:
  Beneficial interest in investment funds     $ 3,342,139     $   969,126     $72,645,331
  Employer receivable                                --           703,979         703,979
  Employee receivable                                --              --           207,813
                                              -----------     -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS             $ 3,342,139     $ 1,673,105     $73,557,123
                                              ===========     ===========     ===========

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
    SCHEDULE III - ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                               Participant Directed
                                                     ----------------------------------------------------------------------
                                                         AMEX             AMEX              AMEX              AMEX
                                                        Income          Short-Term       Medium-Term        Long-Term
                                                       Fund II         Horizon Fund      Horizon Fund      Horizon Fund
                                                     ------------      ------------      ------------      ------------
ADDITIONS:
Contributions:
  Employer                                           $       --        $       --        $       --        $       --
  Employee                                                803,398               905            46,188               129
  Rollovers                                               105,517              --                --                --
                                                     ------------      ------------      ------------      ------------
     Total                                                908,915               905            46,188               129
                                                     ------------      ------------      ------------      ------------
Investment Income:
Interest and dividends                                      1,710              --                --                --
Net realized gain (loss) on investments                   429,279              --              (1,206)             --
Net appreciation (depreciation) in fair value of
  investments                                           1,584,572               206           428,857             1,126
                                                     ------------      ------------      ------------      ------------
         Total                                          2,015,561               206           427,651             1,126
                                                     ------------      ------------      ------------      ------------
          Total additions                               2,924,476             1,111           473,839             1,255
                                                     ------------      ------------      ------------      ------------
DEDUCTIONS:
Benefits paid to participants                          (7,180,274)             --            (221,832)             --
Administrative expenses                                   (52,199)             --                (408)             --
Transfer to unrelated company benefit plans              (616,080)             --                --                --
                                                     ------------      ------------      ------------      ------------
          Total deductions                             (7,848,553)             --            (222,240)             --
                                                     ------------      ------------      ------------      ------------
INTERFUND TRANSFERS                                     1,070,642            12,352         9,697,594            16,240
                                                     ------------      ------------      ------------      ------------
          Net (decrease) increase in net assets
            available for benefits                     (3,853,435)           13,463         9,949,193            17,495
NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                                    37,120,031              --                --                --
                                                     ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                                        $ 33,266,596      $     13,463      $  9,949,193      $     17,495
                                                     ============      ============      ============      ============
                                                                               Participant Directed
                                                     ---------------------------------------------------------------------
                                                        AMEX                IDS             IDS New           IDS
                                                       Equity             Mutual          Dimensions          Bond
                                                      Index II             Fund              Fund             Fund
                                                     ------------      ------------      ------------      ------------
ADDITIONS:
Contributions:
  Employer                                           $       --        $       --        $       --        $       --
  Employee                                                 26,395           299,677           629,253             4,051
  Rollovers                                                 6,075            14,849            36,741              --
                                                     ------------      ------------      ------------      ------------
     Total                                                 32,470           314,526           665,994             4,051
                                                     ------------      ------------      ------------      ------------
Investment Income:
Interest and dividends                                         33           275,264           983,136             3,353
Net realized gain (loss) on investments                    16,054           538,318           704,089              (227)
Net appreciation (depreciation) in fair value of
  investments                                              87,080              --           2,230,157              (450)
                                                     ------------      ------------      ------------      ------------
         Total                                            103,167           813,582         3,917,382             2,676
                                                     ------------      ------------      ------------      ------------
          Total additions                                 135,637         1,128,108         4,583,376             6,727
                                                     ------------      ------------      ------------      ------------
DEDUCTIONS:
Benefits paid to participants                            (216,621)       (1,288,318)       (2,378,142)          (58,947)
Administrative expenses                                       (57)             (754)           (3,405)              (29)
Transfer to unrelated company benefit plans                  --            (187,073)         (196,255)             --
                                                     ------------      ------------      ------------      ------------
          Total deductions                               (216,678)       (1,476,145)       (2,577,802)          (58,976)
                                                     ------------      ------------      ------------      ------------
INTERFUND TRANSFERS                                     1,042,577       (11,776,271)         (375,144)           77,879
                                                     ------------      ------------      ------------      ------------
          Net (decrease) increase in net assets
            available for benefits                        961,536       (12,124,308)        1,630,430            25,630
NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                                          --          12,124,308        15,422,812              --
                                                     ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                                        $    961,536      $       --        $ 17,053,242      $     25,630
                                                     ============      ============      ============      ============

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
    SCHEDULE III - ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS FOR THE YEAR ENDED DECEMBER 31, 1998 - (CONTINUED)

                                                                               Participant Directed
                                                     ------------------------------------------------------------------
                                                       Templeton        Franklin            Janus            Sunbeam
                                                        Foreign         Small Cap         Worldwide        Corporation
                                                         Fund          Growth Fund          Fund            Stock Pool
                                                     ------------      ------------      ------------      ------------
ADDITIONS:
Contributions:
  Employer                                           $       --        $       --        $       --        $       --
  Employee                                                  9,070            18,897            46,522           167,235
  Rollovers                                                  --              18,228           102,883            29,482
                                                     ------------      ------------      ------------      ------------
     Total                                                  9,070            37,125           149,405           196,717
                                                     ------------      ------------      ------------      ------------
Investment Income:
Interest and dividends                                     46,766             4,425             3,017               989
Net realized gain (loss) on investments                   (61,476)           (9,113)          (47,070)       (1,468,765)
Net appreciation (depreciation) in fair value of
  investments                                                --              (2,468)           67,883          (284,867)
                                                     ------------      ------------      ------------      ------------
         Total                                            (14,710)           (7,156)           23,830        (1,752,643)
                                                     ------------      ------------      ------------      ------------
          Total additions                                  (5,640)           29,969           173,235        (1,555,926)
                                                     ------------      ------------      ------------      ------------
DEDUCTIONS:
Benefits paid to participants                            (186,859)           (7,355)          (11,353)          (71,844)
Administrative expenses                                      (277)              (12)              (50)             (337)
Transfer to unrelated company benefit plans               (13,957)             --                --             (19,749)
                                                     ------------      ------------      ------------      ------------
          Total deductions                               (201,093)           (7,367)          (11,403)          (91,930)
                                                     ------------      ------------      ------------      ------------
INTERFUND TRANSFERS                                    (1,157,386)          289,169           617,970           105,241
                                                     ------------      ------------      ------------      ------------
          Net (decrease) increase in net assets
            available for benefits                     (1,364,119)          311,771           779,802        (1,542,615)
NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                                     1,364,119              --                --           2,510,609
                                                     ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                                        $       --        $    311,771      $    779,802      $    967,994
                                                     ============      ============      ============      ============

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
    SCHEDULE III - ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS FOR THE YEAR ENDED DECEMBER 31, 1998 (CONTINUED)

                                                                                      Non-Participant
                                                         Participant  Directed            Directed
                                                     ------------------------------      ------------
                                                         IDS           Participant         Sunbeam
                                                       Equity             Loan           Corporation
                                                     Select Fund          Fund           Common Stock         Total
                                                     ------------      ------------      ------------      ------------
ADDITIONS:
Contributions:
  Employer                                           $       --        $       --        $    699,591      $    699,591
  Employee                                                  5,001              --                --           2,056,721
  Rollovers                                                 1,353              --                --             315,128
                                                     ------------      ------------      ------------      ------------
     Total                                                  6,354              --             699,591         3,071,440
                                                     ------------      ------------      ------------      ------------
Investment Income:
Interest and dividends                                        189           236,705             1,179         1,556,766
Net realized gain (loss) on investments                       520              --            (146,444)          (46,041)
Net appreciation (depreciation) in fair value of
  investments                                                --                --          (1,584,488)        2,527,608
                                                     ------------      ------------      ------------      ------------
         Total                                                709           236,705        (1,729,753)        4,038,333
                                                     ------------      ------------      ------------      ------------
          Total additions                                   7,063           236,705        (1,030,162)        7,109,773
                                                     ------------      ------------      ------------      ------------
DEDUCTIONS:
Benefits paid to participants                                --            (503,150)          (84,901)      (12,209,596)
Administrative expenses                                      --                --                (535)          (58,063)
Transfer to unrelated company benefit plans                  --             (50,482)          (28,457)       (1,112,053)
                                                     ------------      ------------      ------------      ------------
          Total deductions                                   --            (553,632)         (113,893)      (13,379,712)
                                                     ------------      ------------      ------------      ------------
INTERFUND TRANSFERS                                        (7,063)          186,817           199,383              --
                                                     ------------      ------------      ------------      ------------
          Net (decrease) increase in net assets
            available for benefits                           --            (130,110)         (944,672)       (6,269,939)
NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                                          --           3,342,139         1,673,105        73,557,123
                                                     ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                                        $       --        $  3,212,029      $    728,433      $ 67,287,184
                                                     ============      ============      ============      ============

                              SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
               SCHEDULE III - ALLOCATION OF CHANGES IN NET ASSETS
                 AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                 Participant Directed
                                                     ------------------------------------------------------------------
                                                                                            IDS
                                                         AMEX             IDS               New              Sunbeam
                                                        Income           Mutual          Dimensions        Corporation
                                                        Fund II           Fund              Fund            Stock Pool
                                                     ------------      ------------      ------------      ------------
ADDITIONS:
  Contributions:
     Employer                                        $       --        $       --        $       --        $       --
     Employee                                           1,203,733           475,164           786,199           225,362
     Rollovers                                             20,924            37,923            95,190            88,953
                                                     ------------      ------------      ------------      ------------
         Total                                          1,224,657           513,087           881,389           314,315
                                                     ------------      ------------      ------------      ------------
Investment Income:
  Interest and dividends                                      212         1,746,940         1,158,114             5,659
  Net realized gain on investments                        724,939           301,459         1,151,491           876,665
  Net appreciation (depreciation) in fair
     value of investments                               1,942,797           (58,052)          979,890           325,927
                                                     ------------      ------------      ------------      ------------
          Total                                         2,667,948         1,990,347         3,289,495         1,208,251
                                                     ------------      ------------      ------------      ------------
          Total additions                               3,892,605         2,503,434         4,170,884         1,522,566
                                                     ------------      ------------      ------------      ------------

DEDUCTIONS:
  Benefits paid to participants                       (23,235,970)       (3,433,690)       (5,387,641)         (497,264)
  Administrative                                         (113,544)           (4,209)           (4,728)             (905)
  Transfers to spun-off companies                        (149,960)          (16,189)         (176,574)           (7,918)
                                                     ------------      ------------      ------------      ------------
          Total deductions                            (23,499,474)       (3,454,088)       (5,568,943)         (506,087)
                                                     ------------      ------------      ------------      ------------
INTERFUND TRANSFERS                                    (1,341,329)          529,503         1,132,426          (789,070)

          Net  (decrease) increase in net assets
             available for benefits                   (20,948,198)         (421,151)         (265,633)          227,409

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                    58,068,229        12,545,459        15,688,445         2,283,200
                                                     ------------      ------------      ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                        $ 37,120,031      $ 12,124,308      $ 15,422,812      $  2,510,609
                                                     ============      ============      ============      ============

                              SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
               SCHEDULE III - ALLOCATION OF CHANGES IN NET ASSETS
                 AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                      FOR THE YEAR ENDED DECEMBER 31, 1997 - (CONTINUED)

                                                                                        Non-Participant
                                                           Participant Directed            Directed
                                                     ------------------------------      ------------
                                                                                           Sunbeam
                                                      Templeton                          Corporation
                                                       Foreign             Loan            Common
                                                         Fund              Fund             Stock             Total
                                                     ------------      ------------      ------------      ------------
ADDITIONS:
  Contributions:
     Employer                                        $       --        $       --        $  1,370,341      $  1,370,341
     Employee                                             121,614              --                --           2,812,072
     Rollovers                                             43,763              --                --             286,753
                                                     ------------      ------------      ------------      ------------
         Total                                            165,377              --           1,370,341         4,469,166
                                                     ------------      ------------      ------------      ------------

Investment Income:
  Interest and dividends                                  149,737           302,409               979         3,364,050
  Net realized gain on investments                         42,784              --              14,080         3,111,418
  Net appreciation (depreciation) in fair
     value of investments                                (100,339)             --             129,287         3,219,510
                                                     ------------      ------------      ------------      ------------
          Total                                            92,182           302,409           144,346         9,694,978
                                                     ------------      ------------      ------------      ------------

          Total additions                                 257,559           302,409         1,514,687        14,164,144
                                                     ------------      ------------      ------------      ------------

DEDUCTIONS:
  Benefits paid to participants                          (979,923)       (1,438,261)          (58,516)      (35,031,265)
  Administrative                                             (720)             --                (132)         (124,238)
  Transfers to spun-off companies                          (5,131)             --                --            (355,772)
                                                     ------------      ------------      ------------      ------------
          Total deductions                               (985,774)       (1,438,261)          (58,648)      (35,511,275)
                                                     ------------      ------------      ------------      ------------

INTERFUND TRANSFERS                                       481,867          (230,463)          217,066              --

          Net  (decrease) increase in net assets
             available for benefits                      (246,348)       (1,366,315)        1,673,105       (21,347,131)

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                     1,610,467         4,708,454              --          94,904,254
                                                     ------------      ------------      ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                        $  1,364,119      $  3,342,139      $  1,673,105      $ 73,557,123
                                                     ============      ============      ============      ============

                              SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
               SCHEDULE III - ALLOCATION OF CHANGES IN NET ASSETS
                 AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                              Participant Directed
                                                     ------------------------------------------------------------------
                                                                                             IDS
                                                         AMEX              IDS               New            Sunbeam
                                                        Income            Mutual          Dimensions       Corporation
                                                        Fund II            Fund             Fund            Stock Pool
                                                     ------------      ------------      ------------      ------------
ADDITIONS
  Contributions:
     Employer                                        $    776,226      $    311,494      $    462,855      $     80,487
     Employee                                           2,015,248           705,983         1,106,386           203,465
     Rollovers                                            131,371            17,236           124,518            75,232
                                                     ------------      ------------      ------------      ------------
        Total                                           2,922,845         1,034,713         1,693,759           359,184
                                                     ------------      ------------      ------------      ------------

Investment Income:
  Interest and dividends                                      378         1,201,884           602,269             3,337
  Net realized gain on investments                        430,159           135,771           710,957           242,935
  Net appreciation in fair
     value of investments                               2,915,959           242,775         1,713,991           447,548
                                                     ------------      ------------      ------------      ------------
          Total                                         3,346,496         1,580,430         3,027,217           693,820
                                                     ------------      ------------      ------------      ------------

          Total additions                               6,269,341         2,615,143         4,720,976         1,053,004
                                                     ------------      ------------      ------------      ------------

DEDUCTIONS
  Benefits paid to participants                        (8,115,096)       (1,518,701)       (2,250,866)          (57,504)
  Administrative                                          (23,794)           (2,652)           (2,576)             (162)
  Transfers to spun-off companies                            --                --                --                --
                                                     ------------      ------------      ------------      ------------

          Total deductions                             (8,138,890)       (1,521,353)       (2,253,442)          (57,666)
                                                     ------------      ------------      ------------      ------------

INTERFUND TRANSFERS                                      (124,215)       (1,519,723)          534,044           581,951

          Net (decrease) increase  in net assets
             available for benefits                    (1,993,764)         (425,933)        3,001,578         1,577,289

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                    60,061,993        12,971,392        12,686,867           705,911
                                                     ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                        $ 58,068,229      $ 12,545,459      $ 15,688,445      $  2,283,200
                                                     ============      ============      ============      ============

                              SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
               SCHEDULE III - ALLOCATION OF CHANGES IN NET ASSETS
                 AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
               FOR THE YEAR ENDED DECEMBER 31, 1996 - (CONTINUED)

                                                          Participant Directed
                                                     ------------------------------
                                                     Templeton
                                                      Foreign             Loan
                                                        Fund              Fund              Total
                                                     ------------      ------------      ------------
ADDITIONS
  Contributions:
     Employer                                        $     76,488      $       --        $  1,707,550
     Employee                                             187,086              --           4,218,168
     Rollovers                                             23,548              --             371,905
                                                     ------------      ------------      ------------
        Total                                             287,122              --           6,297,623
                                                     ------------      ------------      ------------

Investment Income:
  Interest and dividends                                   68,986           413,787         2,290,641
  Net realized gain on investments                         24,354              --           1,544,176
  Net appreciation in fair
     value of investments                                 125,607              --           5,445,880
                                                     ------------      ------------      ------------
          Total                                           218,947           413,787         9,280,697
                                                     ------------      ------------      ------------

          Total additions                                 506,069           413,787        15,578,320
                                                     ------------      ------------      ------------

DEDUCTIONS
  Benefits paid to participants                          (241,329)         (490,931)      (12,674,427)
  Administrative                                             (187)             --             (29,371)
  Transfers to spun-off companies                            --                --                --
                                                     ------------      ------------      ------------

          Total deductions                               (241,516)         (490,931)      (12,703,798)
                                                     ------------      ------------      ------------

INTERFUND TRANSFERS                                       347,100           180,843              --

          Net (decrease) increase  in net assets
             available for benefits                       611,653           103,699         2,874,522

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                       998,814         4,604,755        92,029,732
                                                     ------------      ------------      ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                        $  1,610,467      $  4,708,454      $ 94,904,254
                                                     ============      ============      ============

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Sunbeam Corporation 401(k) Savings and Profit Sharing Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        SUNBEAM CORPORATION
                                        401(k) SAVINGS AND PROFIT SHARING PLAN

                                        By:      Sunbeam Corporation, the Plan
                                                 Administrator

Dated: July 27, 1999

                                        BY: /S/ KAREN K. CLARK
                                        ----------------------
                                        Karen K. Clark, Senior Vice
                                        President, Finance

                                  EXHIBIT INDEX

EXHIBIT                             DESCRIPTION
-------                             -----------

23.1     Consent of Deloitte & Touche LLP
23.2     Consent of Arthur Andersen LLP